Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

On Track Innovations Ltd.

We consent to the use of our report dated March 30, 2011, with respect to the consolidated balance sheets of On Track Innovations Ltd (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and non controlling interest, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010, incorporated herein by reference.

Our report refers to the adoption by the Company of the provisions of ASU 2009-13, Revenue Recognition included in ASC Topic 605: Multiple-Deliverable Revenue Arrangements and ASU 2009-14, Software  included in ASC Topic 985, as of January 1, 2010.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel
February 2, 2012